February 4, 2019

Lawrence D. Martin
Chief Financial Officer
Hallador Energy Company
1660 Lincoln Street, Suite 2700
Denver, CO 80264-2701

       Re: Hallador Energy Company
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed March 13, 2018
           File No. 001-34743

Dear Mr. Martin:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining